

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

April 30, 2010

Thom Kidrin
President
Worlds.com Inc.
11 Royal Road
Brookline, MA 02445

> **Re:** **Worlds.com Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 20, 2010**
> **File No. 000-24115**

Dear Mr. Kidrin:

This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have not included the disclosures required by our recent amendment to the proxy rules. Refer to SEC Release No. 34-61175 Proxy Disclosure Enhancements. Please revise your filing accordingly.

2. We note that you are seeking approval from your shareholders for a reverse stock split and a reincorporation merger. We further note that with respect to the latter, you have indicated you may not proceed with the merger transaction even if approved. Please tell us your deadline for proceeding with these actions in the event these proposals are approved by shareholders, and include this disclosure in your amended filing. It should be clear from your document when the shareholder authorization to proceed with these actions will expire.

Proposal No. 2

3. We note that you intend to increase your authorized common stock and create a
    class of preferred stock. It appears that you should present each of these proposed
    actions as a separate item to be voted upon with corresponding changes to the
    form of proxy card. Please also include your reasons for approving each separate
    proposal. See Rules 14a-4(a)(3) and 14a-4(b)(1) of Regulation 14A. Please
    revise accordingly

4. We note your statement that "As of the date hereof, we have not signed a letter of
    intent with respect to any such possible transaction and while our management
    frequently explores possible corporate transactions and/or significant financings,
    and has been approached from time-to-time about such possible transactions,
    none of such discussions have reacted [sic] the stage of 'probability' and remain
    speculative at best." Please provide an unambiguous statement as to whether you
    presently have any plans, proposals or arrangements to issue any of the newly
    available authorized shares of common stock for any purpose, including future
    acquisitions and/or financings. If so, please revise your disclosure to include
    materially complete descriptions of the future acquisitions and financing
    transactions. If not, please clearly state that you have no such plans, proposals, or
    arrangements, written or otherwise, at this time to issue any of the newly
    available authorized shares. This comment also applies to your disclosure under
    Proposal No. 3 regarding the increase in available shares resulting from the
    reverse split, if approved.

5. With respect to the preferred stock, which should be addressed under a separate
    proposal as noted in the above comment, please clarify if true that you do not
    presently have authorized preferred stock and that the proposal is intended to
    create such a class. Then disclose whether you have any plans, proposal or
    arrangements to issue any shares of the preferred. Ensure that you provide a
    materially complete description of the potential adverse impact that blank check
    authority on the preferred may have on common stock holders.

6. Please revise your filing to clearly set forth, preferably in tabular format, the
    amount of shares that would be available for issuance should Proposals No. 2 and
    No. 3 both be approved.

Proposal No. 4

7. We note that in adopting the Plan of Merger, the authorized capital stock under
    the charter documents of the Delaware corporation will consist of 100,000,000
    shares of common stock and 5,000,000 shares of preferred stock. It appears that
    you should present each of these charter document changes as a separate item to
    be voted upon (in connection with, but apart from, your reincorporation proposal),
    with corresponding changes to the form of proxy card. In addition, explain your

reasons for approving each separate proposal. Please revise your filing accordingly. See Rule 14a-4(a).

Material Differences in Shareholder Rights

8. Please clarify whether, in addition to the provisions specified in the section title Principal Features of the Change in Domicile, you are adopting any other discretionary provisions in the organizational documents of the Delaware corporation that differ from those under your current certificate of incorporation and bylaws. While you have provided a detailed discussion of the differences in shareholder rights under the two bodies of law generally, the extent to which your governing documents will be changed other than to reflect the default result of Delaware law is unclear. For instance, if you have elected to adopt new provisions to the articles or bylaws offering greater flexibility than permitted under New Jersey laws relating to shareholder governance, economic or voting rights, you should describe and discuss each such material change. To the extent you identify any such material changes, consider whether shareholders should be afforded an opportunity to vote separately on those matters. Please advise, or revise your filing accordingly.

9. We note your statement that "This summary is not intended to be complete, and it is qualified in its entirety by reference to New Jersey law and Delaware law. In addition, the identification of some of the differences in the rights as material is not intended to indicate that other differences that are equally important do not exist." The information you provide in the proxy statement must be materially complete and your statement suggests that your disclosure may not be materially complete. Disclaimers of this type appear to be inconsistent with the requirement that all material information be provided in your proxy materials.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel